UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Deutsche High Income Trust
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25155R100
(CUSIP Number)

Saba Capital Management, L. P.
405 Lexington Ave
58th Floor
New York, NY, 10174
Attention: Muqu Karim
212-542-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	25155R100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saba Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (see item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,188,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,188,791
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,791
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03%*
14		TYPE OF REPORTING PERSON (See Instructions) PN; IA

* The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,604,976 Shares outstanding as of May 31, 2015 as reported in the Issuer’s Semi-annual Report filed on August 4, 2015.

SCHEDULE 13D/A

CUSIP No.	25155R100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boaz R. Weinstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (see item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,188,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,188,791
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,791
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,604,976 Shares outstanding as of May 31, 2015 as reported in the Issuer’s Semi-annual Report filed on August 4, 2015.

CUSIP No. 25155R100	SCHEDULE 13D/A

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 27, 2015 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on August 6, 2015 (“Amendment No. 1”) and as amended by Amendment No. 2 filed on August 18, 2015 (“Amendment No. 2”) together with this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Deutsche High Income Trust. (the "Issuer"). The Issuer's principal executive offices are located at 345 Park Avenue, New York, NY 10154. This Amendment No. 3 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS and SCCO and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $2,988,067 was paid to acquire the Shares reported herein.

Item 5. Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,604,976 Shares outstanding as of May 31, 2015 as reported in the Issuer’s Semi-annual Report filed on August 4, 2015.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Schedule 13D/A Amendment 2 by Saba Capital on behalf of the Saba Entities, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. 25155R100	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/23/2015
Dated

/s/ Muqu Karim
Name: Muqu Karim
Title: Authorized Signatory

/s/ Boaz R. Weinstein
BOAZ R. WEINSTEIN

CUSIP No. 25155R100	SCHEDULE 13D/A
Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A Amendment 2 filing on 8/18/2015. All transactions were effectuated in the open market through a broker.

SABA CAPITAL MANAGEMENT, L.P ("Saba Capital")

Trade Date	Shares Purchased	Price
8/18/2015	5,805	8.16
8/24/2015	7,000	7.93
8/25/2015	12,408	8.02
8/26/2015	15,607	8.05
8/27/2015	1,808	8.09
9/9/2015	18,000	8.29
10/13/2015	1,118	8.08
10/15/2015	1,618	8.01
10/20/2015	10,995	8.13
10/22/2015	1,254	8.2
11/9/2015	5,896	8.12
11/10/2015	100	8.1
11/24/2015	3,809	7.97
11/30/2015	4,607	8.05

12/2/2015	4,400	8.08
12/7/2015	11,124	8.04
12/10/2015	5,023	7.99
12/14/2015	3,390	7.6
12/15/2015	23,942	7.75
12/17/2015	500	7.76
12/18/2015	164,766	7.78
12/21/2015	75,255	7.76
12/22/2015	1,571	7.78

*Excluding commissions